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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                                   ----------

                              QUALITY DINING, INC.
                                (Name of Issuer)

     Common Stock, no par value                            747456P  10  5
   (Title of class of securities)                          (CUSIP number)

                                David W. Schostak
                                    NBO, LLC
                           25800 Northwestern Highway
                                    Suite 750
                           Southfield, Michigan 48075
                                 (248) 262-1000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 10, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 10 pages)

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NY2:\953943\07\KG2F07!.DOC\72816.0003

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 747456P 10 5                                          13D                                            Page 2 of 10 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 NBO, LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Michigan
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                            1,200,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                  0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                       1,200,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                             0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                1,200,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    OO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 747456P 10 5                                          13D                                            Page 3 of 10 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Jerome L. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          1,200,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     1,200,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                1,200,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 747456P 10 5                                          13D                                            Page 4 of 10 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 David W. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          1,200,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     1,200,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                1,200,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 747456P 10 5                                          13D                                            Page 5 of 10 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Robert I. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          1,200,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     1,200,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                1,200,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 747456P 10 5                                          13D                                            Page 6 of 10 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Mark S. Schostak
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          1,200,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     1,200,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                1,200,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        9.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    IN
----------------------    -------------------------------------------------------------------------------------------------------

                     This Amendment No. 14 ("Amendment No. 14") amends the Statement on Schedule 13D filed on March 26, 1999, as amended by Amendment No. 1 filed on October 5, 1999, Amendment No. 2 filed on January 13, 2000, Amendment No. 3 filed on February 22, 2000, Amendment No. 4 filed on February 24, 2000, Amendment No. 5 filed on February 28, 2000, Amendment No. 6 filed on April 7, 2000, Amendment No. 7 filed on April 19, 2000, Amendment No. 8 filed on April 25, 2000, the Amendment filed on Schedule TO filed on May 9, 2000 ("Amendment No. 9"), Amendment No. 10 filed on May 25, 2000 ("Amendment No. 10") the Amendment filed on Schedule TO filed on June 6, 2000 ("Amendment No. 11"), the Amendment filed on Schedule TO filed on June 8, 2000 ("Amendment No. 12") and the Amendment filed on Schedule TO filed on July 11, 2000 ("Amendment No. 13") (the "Schedule 13D") by and on behalf of the following persons: NBO, LLC ("NBO"), Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak (collectively, the "Schostaks" and together with NBO, the "Reporting Persons").

                     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" or the "Issuer" shall mean Quality Dining, Inc.

ITEM 4.           PURPOSE OF TRANSACTION.

                     At 5:00 p.m. on August 9, 2000 the Reporting Persons allowed the Tender Offer to expire in accordance with its terms and did not extend it. The conditions to the Offer were not satisfied and, accordingly, NBO will not purchase any of the tendered Shares.

                     On the morning of August 10, 2000, representatives of the Reporting Persons, the Company and its Chief Executive Officer agreed in principle to an acquisition by NBO (or an affiliate) of 18 Quality Dining Burger King restaurants in the Detroit, Michigan area and certain related real estate assets owned by the Company and by its Chief Executive Officer in exchange for an aggregate 1,100,000 of the Shares owned by Parent and cash of $9.8 million. NBO would also have an option sell its remaining 100,000 Shares to the Company for a specified time period at a specified price. It is also contemplated that the Reporting Persons will enter into a standstill arrangement with the Company upon consummation of the contemplated transactions providing that they will not purchase additional Shares or otherwise engage in activities in opposition to the Company and its management and end all pending litigation between the parties. No definitive agreement, however, has yet been entered into with respect to such transactions and no assurance can be given as to whether or not such transactions would be consummated. Moreover any agreement would be subject to a number of conditions including, without limitation, approval by the Quality Dining Board and Burger King Corporation and receipt by Quality Dining of an opinion from its financial advisors as to the fairness of the transaction.

                     In the event that no definitive agreement is reached or the transactions contemplated by such agreement were not consummated, the Reporting Persons will continue to assess available alternatives including, without limitation, reinstituting a tender offer for the stock of the Company (at an offer price that could be the same as, or different from, the price offered in the expired Offer) and/or instituting a proxy contest for the election of directors and approval of shareholder proposals at the Company's 2001 Annual Meeting of Shareholders. The Reporting Persons also may, from time to time: (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. Also, on August 11, 2000, NBO issued a press release (the "August 11 Press Release") disclosing that the Tender Offer has expired.

                     The August 11 Press Release is attached hereto and incorporated herein by reference.

                     Except as indicated above, the information set forth in
Item 4 of the Schedule 13D remains unchanged.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     The information set forth in Item 4 above is incorporated herein by reference. Except as indicated therein, the information set forth in
Item 6 of the Schedule 13D remains unchanged.


ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

                     The following Exhibits are filed herewith:

                     14.  Press Release of NBO dated August 11, 2000.

                                   SIGNATURES

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 11, 2000

                                     NBO, LLC

                                     By: /s/ David W. Schostak
                                         ---------------------------------
                                         David W. Schostak, Member



                                     /s/ Jerome L. Schostak
                                     ------------------------------------
                                     Jerome L. Schostak



                                     /s/ David W. Schostak
                                     ------------------------------------
                                     David W. Schostak



                                     /s/ Robert I. Schostak
                                     ------------------------------------
                                     Robert I. Schostak



                                     /s/ Mark S. Schostak
                                     ------------------------------------
                                     Mark S. Schostak

                                  EXHIBIT INDEX



Exhibit No.                            DESCRIPTION
-----------                            -----------

   14.                 Press Release of NBO dated August 11, 2000.